Exhibit 99.1

Global-e Reports Third Quarter 2022 Results

PETAH-TIKVA, Israel, November 16th, 2022 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border ecommerce enablement, today reported financial results for the third quarter of 2022.

“We are very pleased with the strong results we are reporting to you today for the third quarter of the year, with almost 80% growth in revenues, many new marquee clients and major advancements across all our areas of activity,” said Amir Schlachet, Founder and CEO of Global-e. “Despite the volatile and challenging market headwinds, we remain extremely optimistic regarding the long-term growth prospects of our market and believe we are best positioned to continue our strong growth within it well into the future.”

Q3 2022 Financial Results

•	GMV[1] in the third quarter of 2022 was $621 million, an increase of 77% year over year

•	Revenue in the third quarter of 2022 was $105.6 million, an increase of 79% year over year, of which service fees revenue was $47.8 million and fulfillment services revenue was $57.8 million

•	Non-GAAP gross profit[2] in the third quarter of 2022 was $43.8 million, an increase of 92% year over year. GAAP gross profit in the third quarter of 2022 was $40.8 million

•	Non-GAAP gross margin[2] in the third quarter of 2022 was 41.5%, an increase of 290 basis points from 38.6% in the third quarter of 2021. GAAP gross margin in the third quarter of 2022 was 38.7%

•	Adjusted EBITDA[3] in the third quarter of 2022 was $12.5 million compared to $7.7 million in the third quarter of 2021

•	Net loss in the third quarter of 2022 was $64.6 million

Recent Business Highlights

•	Continued to launch with many more brands across geographies and verticals we operate in, with notable examples being:
o
The US based toy brand Mattel Creations, part of the Mattel group of brands, the fast-growing t-shirt brand True Classic, the online store of the prominent fashion designer Karl Lagerfeld, the classic high-end London based brand Drakes, as well as the merchandize store of the famous Italian Football Club Inter Milan

o	Went live with our first ever merchant based in the UAE, the innovative sportswear brand SquatWolf
o
Continued our expansion in the luxury segment, including the high-end Spanish designer Manolo Blahnik, Buccellati of the Richemont group and three additional LVMH maisons – KVD, Ole Henriksen and Stella by Stella McCartney

•	During the quarter several brands expanded the list of their lanes operated by Global-e, including Suunto, Anine Bing which opened up its EU site, Hugo Boss and others

•	Progress in select business development initiatives:
o
The leading consumer electronics brand Jabra has expanded its suite of services with Global-e, launching its presence on Amazon Japan, through Global-e’s marketplace connectivity offering which is in a pilot phase

o	Global-e’s demand generation offering is already serving over 40 merchants

•	Continued to strengthen the US-outbound market
o	US outbound revenues were up 184% year over year driven by the accelerated penetration to the US market and the high share of US outbound of Borderfree

•	Penetration efforts into new markets are starting to show initial positive results
o	While still only 3% in share, APAC and the Middle East outbound revenues have grown 496% year-over-year

•	Strategic partnership with Shopify remains on track
o	On the direct side, acceleration in merchants going live using the new native integration, as this is now the default integration for any new Shopify-based merchant
o	On the white-label side, alpha trials successfully completed, and Shopify recently granted early access to a subset of relevant merchants

•	Continued to expand our partnership network, signing a referral partnership agreement with Google

•	Post-merger integration processes are progressing as planned

Q4 and Full Year Outlook

Global-e is introducing an updated Q4 and full year guidance. The guidance reflects unusually high FX headwinds as well as a very large merchant go-live which was postponed by a quarter. Despite the lower top-line, we are updating our full year Adjusted EBITDA guidance upwards given the resilience and the agility of our business model

	Q4 2022	FY 2022	Previous FY 2022
(in millions)
GMV	$808 - $848	$2,419 - $2,459	$2,450 – $2,550
Revenue	$135.5 - $141.5	$404.7 - $410.7	$406 - $426(4)
Adjusted EBITDA (1)	$16.5 - $19.5	$43.5 - $46.5	$41 - $46

Of this, Borderfree is expected to contribute GMV of $125-135 million for the full year, at a similar take rate to Global-e’s.

Given the macro environment uncertainty, we will provide investors with updated business trends as they evolve.

1 Gross Merchandise Value (GMV) is a non-GAAP operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure.  The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

4 Please note that a typo occurred in the press release issued through the newswire. The correct number is $426 (and not $416). All other numbers are correct.

Conference Call Information:

Global-e will host a conference call at 4:30 p.m. ET on Wednesday, November 16, 2022.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-877-704-4453
International Toll:	1-201-389-0920

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit excluding amortization of acquired intangibles. Non-GAAP gross margin is calculated Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses the Non-GAAP measures in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. The Non-GAAP measures are used by our management to understand and evaluate our operating performance and trends.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non -GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding Global-e’s operations, strategy and Global-e’s projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; our expectations regarding the use of proceeds from our initial public offering; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; the impact of the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 28, 2022 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”).  The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors.  These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release.  Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer cross-border ecommerce. The chosen partner of hundreds of brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	September 30,
	2021	2022
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$448,623	$106,945
Short-term deposits	41,985	67,551
Accounts receivable, net	9,185	11,693
Prepaid expenses and other current assets	46,568	45,885
Marketable securities	18,464	16,731
Funds receivable, including cash in banks	57,635	70,609
Total current assets	622,460	319,414
Property and equipment, net	3,269	14,732
Operating lease right-of-use assets	20,108	20,838
Long term deposits	2,219	3,011
Deferred contract acquisition costs, noncurrent	1,314	1,776
Other assets, noncurrent	213	4,254
Commercial agreement asset	196,544	281,912
Goodwill and other intangible assets	-	452,608
Total long-term assets	223,667	779,131
Total assets	$846,127	$1,098,545
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$24,064	$34,244
Accrued expenses and other current liabilities	47,358	63,210
Funds payable to Customers	57,635	70,609
Short term operating lease liabilities	2,517	3,297
Total current liabilities	131,574	171,360
Long-term liabilities:
Long term operating lease liabilities	18,803	16,896
Other long-term liabilities	-	1,726
Total liabilities	$150,377	$189,982

Shareholders’ deficit:
Share capital and additional paid-in capital	823,550	1,205,356
Accumulated comprehensive income	(159)	(2,218)
Accumulated deficit	(127,641)	(294,575)
Total shareholders’ (deficit) equity	695,750	908,563
Total liabilities and shareholders’ equity	$846,127	$1,098,545

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Revenue	$59,119	105,556	$162,557	269,184
Cost of revenue	36,308	64,754	103,779	166,848
Gross profit	22,811	40,802	58,778	102,336

Operating expenses:
Research and development	8,281	22,224	19,463	57,508
Sales and marketing	34,853	52,883	67,970	153,508
General and administrative	7,762	18,926	14,813	45,537
Total operating expenses, net	50,896	94,033	102,246	256,553
Operating profit (loss)	(28,085)	(53,231)	(43,468)	(154,217)
Financial expenses (income), net	(217)	10,890	7,912	11,876
Loss before income taxes	(27,868)	(64,121)	(51,380)	(166,093)
Income taxes	601	430	1,062	841
Net loss attributable to ordinary shareholders	$(28,469)	(64,551)	$(52,442)	(166,934)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.19)	(0.41)	$(0.61)	(1.07)
Basic and diluted weighted average ordinary shares	146,629,361	158,792,119	85,714,176	156,700,221

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$(28,469)	$(64,551)	$(52,442)	$(166,934)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	79	421	210	1,015
Share-based compensation expense	5,464	9,025	8,082	29,797
Commercial agreement asset	29,406	37,432	54,892	111,615
Amortization of intangible assets	-	8,695	-	21,360
Long term deposit revaluation	-	(723)	-	(717)
Accounts receivable	283	2,672	(290)	7,393
Prepaid expenses and other assets	(6,753)	7,854	(12,185)	3,128
Funds receivable	(4,091)	(11,902)	(13,611)	8,223
Long-term receivables	-	455	-	455
Funds payable to customers	5,442	6,981	1,942	10,219
Operating lease ROU assets	193	677	783	2,132
Deferred contract acquisition costs	(291)	(209)	(665)	(684)
Accounts payable	(1,389)	(3,488)	(1,395)	(1,225)
Accrued expenses and other liabilities	5,857	3,633	1,451	(909)
Deferred tax liabilities	29	(179)	48	(179)
Operating lease liabilities	(287)	(1,005)	(915)	(3,990)
Impairment of marketable securities	-	-	-	62
Warrants liabilities to preferred shares	-	-	5,872	-
Net cash generated by (used in) operating activities	5,473	(4,211)	(8,223)	20,761
Investing activities
Investment in marketable securities	-	(743)	(2,154)	(8,298)
Proceeds from marketable securities	-	-	257	7,910
Purchases of short-term investments	(4,681)	(60,472)	(76,594)	(91,967)
Proceeds of long-term investments	115	-	66	-
Proceeds from short-term investments	-	28,000	-	66,400
Purchases of property and equipment	(361)	(1,398)	(624)	(7,982)
Payments for business combinations, net of cash acquired	-	(92,881)	-	(309,964)
Net cash used in investing activities	(4,927)	(127,494)	(79,049)	(343,901)
Financing activities
Exercise of Warrants to ordinary shares	-	15	-	58
Proceeds from issuance of Ordinary shares in IPO, net of issuance costs	-	-	396,983	-
Proceeds from exercise of share options	838	551	1,011	1,039
Net cash provided by financing activities	838	566	397,994	1,097

Net Increase (decrease) in cash, cash equivalents, and restricted cash	1,384	(131,139)	310,722	(322,043)
Cash and cash equivalents and restricted cash—beginning of period	394,371	267,995	85,033	458,899
Cash and cash equivalents and restricted cash—end of period	$395,755	$136,856	$395,755	$136,856

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2021		2022		2021		2022
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value		351,591	621,011			944,377	1,610,763
Adjusted EBITDA (a)		7,743	12,537			20,595	26,949

Revenue by Category
Service fees	22,959	39%	47,782	45%	61,161	38%	119,054	44%
Fulfillment services	36,160	61%	57,774	55%	101,396	62%	150,130	56%
Total revenue	$59,119	100%	$105,556	100%	$162,557	100%	$269,184	100%

Revenue by merchant outbound region
United Kingdom	27,142	46%	36,249	34%	76,392	47%	98,494	37%
United States	16,877	29%	48,005	46%	46,722	29%	109,867	41%
European Union	14,577	25%	18,189	17%	38,158	23%	55,040	20%
Israel	153	0%	271	0%	647	0%	899	0%
Other	370	1%	2,842	3%	638	0%	4,884	2%
Total revenue	$59,119	100%	$105,556	100%	$162,557	100%	$269,184	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022
	(Unaudited)
Gross Profit	22,811	40,802	58,778	102,336

Amortization of acquired intangibles included in cost of revenue	-	2,951	-	7,826
Non-GAAP gross profit	22,811	43,753	58,778	110,162

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2022	2021	2022
	(Unaudited)		(Unaudited)
Operating profit (loss)	(28,085)	(53,231)	(43,468)	(154,217)
(1) Stock-based compensation:
Cost of revenue	20	79	59	167
Research and development	1875	5,667	2,319	16,115
Selling and marketing	264	747	708	3,212
General and administrative	3,305	2,532	4,996	10,303
Total stock-based compensation	5,464	9,025	8,082	29,797

(2) Depreciation and amortization	79	421	210	1,015

(3) Commercial agreement asset amortization	29,406	37,432	54,892	111,615

(4) Amortization of acquired intangibles	-	8,695	-	21,360

(5) Secondary Offering Costs	879	-	879	-

(5) Merger related contingent consideration	-	3,027	-	9,013

(6) Acquisition related costs	-	7,168	-	8,366
Adjusted EBITDA	7,743	12,537	20,595	26,949